Morgan Stanley Dean Witter Spectrum Series
Monthly Report
July 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the six Morgan Stanley Dean Witter Spectrum Funds as of July 31, 2000 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Commodity       $  7.39                         -3.73%
Spectrum Currency        $10.06                           0.60%
Spectrum Global Balanced $15.27                          -2.16%
Spectrum Select          $19.76                          -2.42%
Spectrum Strategic       $11.74                           3.69%
Spectrum Technical       $13.10                          -3.98%

In general, the performance disparity between the Funds in the Spectrum Series is due to the portfolio structure and trading approaches unique to each Fund. Spectrum Strategic, a fund managed by multiple trading advisors who employ fundamental trading methodologies, recorded gains in the energy markets from short positions in crude oil futures as oil prices fell. Spectrum Currency, a fund that participates exclusively in the currency markets, recorded gains from short positions in the Thai baht and Japanese yen. Spectrum Technical, a technically-based multi-manager fund, experienced difficulty across a number of markets, particularly in the energy markets from long positions in crude oil and natural gas futures and in the currency markets from long positions in the Swiss franc. Spectrum Commodity, a fund that participates in the tangible commodity markets from the long side, recorded losses primarily in the energy markets from long positions in crude oil and natural gas futures, and in the agricultural markets from long positions in corn and wheat futures. Spectrum Select, the other technically-based multi-manager fund, recorded losses primarily in the energy markets from long positions in crude oil and natural gas futures. Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, experienced losses primarily in the global stock index futures component from long positions in Nikkei Index futures and in the energy markets from long positions in crude oil and natural gas futures.

Spectrum Commodity

The Fund decreased in value during July due primarily to losses recorded in the energy markets from long futures positions in crude oil and its related products as prices decreased amid growing conviction that Saudi Arabia will follow through with a pledge to boost production. Additional losses were experienced from long positions in natural gas futures as prices moved lower as a result of declining cooling demand in key consumption areas and an increase in supplies as reported by the American Gas Association. In the agricultural markets, losses were experienced from long positions in corn and wheat futures as prices declined on favorable U.S. crop weather forecasts. A portion of these losses was offset by gains recorded in soft commodities from long sugar futures positions as prices increased on forecasts that the world surplus will shrink with smaller crops in 2000-2001. Additional gains were recorded from long cotton futures positions as prices moved higher amid fears that the dryness and heat in Texas would slash the size of the U.S. crop. In the metals markets, gains were produced from long positions in copper futures as prices increased due to declines in copper supplies. Offsetting losses were recorded during mid-month from long gold futures positions as gold prices fell after the Bank of England announced the results of its latest gold auction, which had concluded at a lower price than most dealers expected.

Spectrum Currency

Effective July 3, 2000, Morgan Stanley Dean Witter Spectrum Currency L.P. began trading. The Fund participates exclusively in the global currency markets and utilizes John W. Henry & Company, Inc. and Sunrise Capital Partners, LLC. These two trading advisors use technical trend-following trading programs to participate in world currencies via the futures and interbank markets.

The Fund increased in value during July due primarily to gains recorded later in the month from short positions in the Thai baht as its value weakened versus the U.S. dollar. Gains were also recorded from short positions in the Japanese yen as its value weakened relative to the U.S. dollar due to rising Japanese unemployment data and declining Japanese stock prices. Additional gains were recorded from short British pound positions as the value of the pound weakened versus the U.S. dollar as wage growth, a key factor watched by the Bank of England, slowed significantly and expectations that UK interest rates will remain on hold for the foreseeable future. A portion of these gains was offset by losses recorded during mid-month from long positions in the euro and Swiss franc as their values weakened versus the U.S. dollar amid speculation that further European acquisitions of U.S. companies will increase demand for the U.S. dollar. Additional losses were recorded later in the month from long positions in the Australian dollar as its value weakened relative to the U.S. dollar on reports of strong U.S. economic data and a poor Australian trade balance of goods and services report.

Spectrum Global Balanced

The Fund decreased in value during July due primarily to losses recorded in the global stock index futures component of the balanced portfolio from long positions in Nikkei Index futures as Japanese stock prices declined later in the month as major technology issues were hit hard by losses in the U.S. NASDAQ Index. In the energy markets, losses were experienced from long futures positions in crude oil and its related products as prices decreased amid growing conviction that Saudi Arabia will follow through with a pledge to boost production. Additional losses were experienced from long positions in natural gas futures as prices declined as a result of lower-than-normal cooling demand in key consumption areas and an increase in supplies as reported by the American Gas Association. In the currency markets, losses were incurred earlier in the month from short positions in the Mexican peso as its value strengthened versus the U.S. dollar on speculation of low U.S. inflation data and Mexican post-election confidence. A portion of these losses was offset by gains recorded in the agricultural markets from short positions in corn and soybean oil futures as prices declined on favorable U.S. crop weather forecasts.

Spectrum Select

The Fund decreased in value during July due primarily to losses recorded in the energy markets from long futures positions in crude oil and its related products as prices decreased amid growing conviction that Saudi Arabia will follow through with a pledge to boost production. Additional losses were experienced from long positions in natural gas futures as prices declined as a result of lower-than-normal cooling demand in key consumption areas and an increase in supplies as reported by the American Gas Association.
In the global stock index futures markets, losses were incurred from long positions in S&P 500 Index futures as U.S. equity prices declined as renewed fears that the Federal Reserve will raise interest rates has exacerbated concerns that corporate earnings may be slowing. In the global interest rate futures markets, losses were incurred from long positions in Australian interest rate futures as prices decreased on renewed speculation of an imminent interest rate hike by Australia's Federal Reserve Bank. A portion of these losses was offset by gains recorded in the currency markets from short positions in the Japanese yen as its value weakened relative to the U.S. dollar due to rising Japanese unemployment data and declining Japanese stock prices. In the metals markets, gains were recorded from short gold futures positions as gold prices fell after the Bank of England announced the results of its latest gold auction, which had concluded at a lower price than most dealers expected. In the agricultural markets, gains were recorded from short futures positions in corn, soybeans and soybean related products as prices declined on favorable U.S. crop weather forecasts. In soft commodities, gains were recorded from long sugar futures positions as prices increased on forecasts that the world surplus will shrink with smaller crops in 2000-2001.

Spectrum Strategic

The Fund increased in value during July due primarily to gains recorded in the energy markets from short futures positions in crude oil and its related products as prices decreased amid growing conviction that Saudi Arabia will follow through with a pledge to boost production. In the soft commodities markets, gains were recorded from long cotton futures positions as prices moved higher amid fears that the dryness and heat in Texas would slash the size of the U.S. crop. In the agricultural markets, gains were recorded from short futures positions in corn and soybeans as prices declined on favorable U.S. crop weather forecasts. A portion of these gains was offset by losses recorded in the currency markets from long positions in the euro and Swiss franc as the value of these European currencies weakened during mid-month amid a combination of fresh inflationary worries in the Eurozone and renewed doubts over the European Central

Bank's handling of monetary policy. Additional losses were recorded later in the month from long British pound positions as the value of the U.S. dollar strengthened versus the pound on stronger-than-expected Gross Domestic Product economic data. In the global interest rate futures markets, losses were incurred from long positions in Australian interest rate futures as prices decreased on renewed speculation of an imminent interest rate hike by Australia's Federal Reserve Bank.

Spectrum Technical

The Fund decreased in value during July due primarily to losses recorded in the energy markets from long futures positions in crude oil and its related products as prices decreased amid growing conviction that Saudi Arabia will follow through with a pledge to boost production. Additional losses were experienced from long positions in natural gas futures as prices moved lower as a result of declining cooling demand in key consumption areas and an increase in supplies as reported by the American Gas Association. In the currency markets, losses were experienced from long positions in the euro and Swiss franc as the value of these European currencies weakened during mid-month amid a combination of fresh inflationary worries in the Eurozone and renewed doubts over the European Central Bank's handling of monetary policy. Offsetting currency gains were recorded from short positions in the Japanese yen as its value weakened relative to the U.S. dollar due to rising Japanese unemployment data and declining Japanese stock prices. In the global stock index futures markets, losses were recorded from short-term price volatility in European stock index futures. A portion of these losses was offset by gains recorded in the global interest rate futures markets from long positions in Japanese interest rate futures as prices increased aided by a decline in the Nikkei Index after the Bank of Japan decision to maintain its current zero-interest rate policy. In soft commodities, gains were recorded from long sugar futures positions as prices increased on forecasts that the world surplus will shrink with smaller crops in 2000-2001.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Commodity

                         1998                -34.3%
                         1998  15.8%
                         2000 (7 months)                -2.9%

                    Inception-to-Date Return:                  -26.1%
                    Annualized Return:                         -11.1%

___________________________________________________________________________
__________
Spectrum Currency             2000 (1 month)           0.06%

                    Inception-to-Date Return:               0.06%
___________________________________________________________________________
___________
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1999 16.4%
                         1999                       0.8%
                         2000 (7 months)                -5.3%
                    Inception-to-Date Return:          52.7%
                    Annualized Return:                            7.6%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                                   2000 (7 months)                -10.2%
                    Inception-to-Date Return:                97.6%
                    Annualized Return                 7.9%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%
                         2000 (7 months)               -25.9%
                    Inception-to-Date Return:                17.4%
                    Annualized Return:               2.8%




Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%
                         2000 (7 months)                -12.1%

                    Inception-to-Date Return:                31.0%
                    Annualized Return:               4.8%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended July 31, 2000
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Currency
_     Spectrum Global Balanced
                                Percent of                  Percent of
Percent of
                                July 1, 2000           July 1, 2000
July 1, 2000
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                   (116,445)     (0.53)             -       -
(578,759)                        (1.05)
  Net change in unrealized   (652,658)     (3.00)          67,591         1.07
(619,467)                        (1.12)

  Total Trading Results      (769,103)     (3.53)          67,591         1.07
(1,198,226)                      (2.17)
Interest Income (DWR)          85,973       0.39           18,975         0.30
277,103        0.50

  Total Revenues             (683,130)     (3.14)          86,566         1.37
(921,123)      (1.67)

EXPENSES
Brokerage fees (DWR)           83,447       0.38           24,271         0.38
211,604        0.38
Management fees                45,352       0.21                18,467
0.29                                   57,502        0.11
Incentive fees                   -           -                   6,101
0.10                                      -            -.

  Total Expenses              128,799       0.59           48,839         0.77
269,106        0.49

NET INCOME (LOSS)            (811,929)     (3.73)          37,727         0.60
(1,190,229)      (2.16)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 2000
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Currency
Spectrum Global Balanced     .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
Net Asset Value,
 July 1, 2000        2,836,716.270  21,768,858    7.67     633,154.332
6,331,543   10.00   3,536,469.231   55,201,385  15.61
Net Income (Loss)           -         (811,929)  (0.28)         -
37,727    0.06          -        (1,190,229) (0.34)
Redemptions            (66,828.460)   (493,862)   7.39          -              -
-     (62,281.683)     (951,041) 15.27
Subscriptions           34,843.929     257,497    7.39     263,679.438
2,652,615   10.06     56,086.284       856,438  15.27

Net Asset Value,
  July 31, 2000      2,804,731.739  20,720,564    7.39     896,833.770
9,021,885   10.06  3,530,273.832    53,916,553  15.27

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended July 31, 2000
(Unaudited)

                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Select              Spectrum Strategic
_     Spectrum Technical
                                Percent of                  Percent of
Percent of
                                July 1, 2000           July 1, 2000
July 1, 2000
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                 (5,206,671)     (2.69)       5,050,170        6.20
(9,747,218)      (4.05)
  Net change in unrealized  1,392,789       0.72       (1,636,243)       (2.01)
1,472,021                         0.61

  Total Trading Results    (3,813,882)     (1.97)       3,413,927         4.19
(8,275,197)                      (3.44)
Interest Income (DWR)         774,044       0.40          318,595         0.39
952,545        0.40

  Total Revenues           (3,039,838)     (1.57)       3,732,522         4.58
(7,322,652)      (3.04)

EXPENSES
Brokerage fees (DWR)        1,170,626       0.60          491,752         0.60
1,452,376        0.61
Management fees               484,397       0.25               234,965
0.29                                  801,311        0.33
  Total Expenses            1,655,023       0.85          726,717         0.89
2,253,687        0.94

NET INCOME (LOSS)          (4,694,861)     (2.42)       3,005,805         3.69
(9,576,339)      (3.98)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 2000
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Select                     Spectrum Strategic
Spectrum Technical          .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
Net Asset Value,
 July 1, 2000        9,566,172.266  193,758,707  20.25   7,189,074.920
81,393,435   11.32  17,623,072.520  240,393,273  13.64
Net Income (Loss)           -        (4,694,861) (0.49)         -
3,005,805    0.42          -        (9,576,339) (0.54)
Redemptions           (122,589.458)  (2,422,368) 19.76    (81,756.868)
(959,826)  11.74    (259,643.902)  (3,401,335) 13.10
Subscriptions          115,762.919    2,287,476  19.76    122,891.239
1,442,743   11.74     186,377.107    2,441,540  13.10
Net Asset Value,
  July 31, 2000      9,559,345.727  188,928,954  19.76   7,230,209.291
84,882,157   11.74  17,549,805.725  229,857,139  13.10

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity," formerly Morgan Stanley Tangible Asset Fund L.P.), Morgan Stanley Dean Witter Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures, forwards, and options contracts on physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services for Spectrum Currency, Spectrum Global Balanced, Spectrum Select and Spectrum Technical. The clearing commodity brokers for Spectrum Commodity are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL").
Morgan Stanley Dean Witter Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. For Spectrum Strategic, Carr provides clearing and execution services for Blenheim Investments Inc. ("Blenheim") and Allied Irish Capital Management, Ltd. ("AICM"). MS & Co. and MSIL provide clearing and execution services for Eclipse Capital Management, Inc. ("Eclipse"). Demeter, DWR, MS& Co., MSCM and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays interest income on 80% of the month's average daily "Net Assets" (as defined in the limited partnership agreements) of
Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. The interest rates used are equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


Brokerage and Related Transaction Fees and Costs - The brokerage fees for Spectrum Commodity, Spectrum Currency, and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day of any month that is at least six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027, Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Spectrum Commodity pays brokerage fees to MS & Co. and MSIL. Spectrum Currency, Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical each pay brokerage fees to DWR as described in Note 1. Spectrum Commodity's cash is on deposit with MS & Co. and MSIL and Spectrum Currency's, Spectrum Global Balanced's, Spectrum Select's, Spectrum Strategic's and Spectrum Technical's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR and MS & Co. pay interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management Inc.

Morgan Stanley Dean Witter Spectrum Currency L.P.
  John W. Henry & Company, Inc. ("JWH")
  Sunrise Capital Partners, LLC ("Sunrise")

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Eclipse Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)


Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).

The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month
(a 1.25% annual rate).

The management fees for Spectrum Currency are accrued at a rate of 1/12 of 4% of Net Assets allocated to JWH on the first day of each month, and 1/12 of 3% of Net Assets allocated to Sunrise on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fees for Spectrum Strategic are accrued at a rate of 1/12 of 4% of Net Assets allocated to Blenheim on the first day of each month, and 1/12 of 3% of Net Assets allocated to AICM and Eclipse on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% of Net Assets on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 20% of the trading profits as of the end of each calendar year.

Spectrum Currency, Spectrum Global Balanced, Spectrum Select and Spectrum Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnership's represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.